UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68389

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SOFI SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

234 1ST Street
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alan Carlisle	415-481-0740	acarlisle@sofi.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

555 Mission Street, Suite 1400	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Carlisle _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SOFI SECURITIES LLC _____, as of 12/31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> HEATHER LEE
> NOTARY PUBLIC - STATE OF IDAHO
> COMMISSION NUMBER 66938
> MY COMMISSION EXPIRES 1-12-2028

Signature:

Title:

Principal Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SOFI SECURITIES LLC

Statement of Financial Condition and Independent Auditors' Report for the year ended December 31, 2021

This report is filed in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

TABLE OF CONTENTS

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel:+1 415 783 4000
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors of SoFi Technologies, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of SoFi Securities LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Deloitte + Touche LLP

March 1,2022

We have served as the Company's auditor since 2019.

SOFI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS	
Cash	$ 65,231,679
Cash - segregated under federal regulations	7,656,005
Due from member and intermediary banks	17,659,960
Securities owned	1,957,607
Prepaid expenses and other assets	21,831,700
Due from affiliates (Note 3)	1,571,941
Total assets	$ 115,908,892
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued liabilities	$ 1,906,760
Due to intermediary banks	5,153,400
Payable to brokerage clients	6,553,184
Subordinated borrowings (Note 3)	65,000,000
Due to affiliates (Note 3)	1,223,088
Total liabilities	79,836,432
Commitments and contingencies (Note 7)	
Member's equity	36,072,460
Total liabilities and member's equity	$ 115,908,892

The accompanying notes are an integral part of the Statement of Financial Condition

SOFI SECURITIES LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

1.   Nature of business and summary of significant accounting policies

Nature of business

SoFi Securities LLC (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934, as amended ("the Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist of operating a cash management account and bank sweep program, in addition to facilitating brokerage transactions through our introductory relationship with APEX Clearing Corporation ("Clearing Broker"), as discussed below.

The Company is wholly owned by Social Finance, Inc. (the "Parent", a wholly owned subsidiary of SoFi Technologies, Inc., a public issuer) and is affiliated with SoFi Wealth, LLC ("SoFi Wealth"), an investment advisor registered with the SEC and wholly owned by our Parent. The Company is also affiliated with SoFi Digital Assets LLC, a money transmitter that is licensed by various states and is wholly owned by the Parent.

Introducing arrangement

The Company has a clearing agreement with our Clearing Broker, who executes, clears and settles all customer securities transactions on a fully disclosed basis. Therefore, the Company does not carry or clear customer accounts. The Company's agreement with its Clearing Broker provides that the Clearing Broker will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act. Our Clearing Broker also performs all services customarily performed thereon, including the preparation and distribution of customers' confirmation and statements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Self-clearing bank sweep program

The Company has a bank sweep program wherein its customers may place funds on deposit with the Company, which are then swept out and placed on deposit with member banks within the program (the "Bank Sweep Program"), which received regulatory approval from FINRA. This approval removed the exemptive relief provided under subparagraph (k)(2)(ii) of SEC Rule15c3-3 ("the Customer Protection Rule") thereby making the Company fully subject to the Customer Protection Rule and requiring the Company to hold customer funds in transit in a special reserve account. The Company operates the Bank Sweep Program through the use of an originating partner bank that facilitates the flow of funds from our customers to the Company, an intermediary bank that facilitates the flow of funds from the Company to the member banks, and the member banks that hold the customer funds.

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

Cash

Cash is held at major financial institutions and is subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations. Included in the cash balance is $462,367, which was segregated under federal regulations on January 3, 2022.

Cash – segregated under federal regulations

Cash segregated and on deposit for regulatory purposes consists primarily of qualified deposits in a special reserve bank account for the exclusive benefit of customers under the Customer Protection Rule. At December 31, 2021 the balance was $7,656,005.

Due from member and intermediary banks

Due from member and intermediary banks represents cash advances provided by the Company to facilitate customer transactions with merchants and other banks. The advances are settled between the Company and the member and intermediary banks on the next business day.

Prepaid expenses and other assets

Prepaid expenses and other assets primarily consist of prepaid customer acquisition costs which are amortized using the units of production method and expensed as new customer accounts are funded and purchased software which is amortized utilizing the straight-line method of amortization over a three-year useful life.

Securities owned

Securities owned are recorded at fair value based on quoted market prices or other observable market data and rely on Level 1 inputs.

A summary of securities owned at December 31, 2021 is as follows:

Equities	$	471,823
Exchange Traded Funds		1,485,784
Total	$	1,957,607

Due to intermediary banks

Due to intermediary banks represents customer cash withdrawals from the Self Clearing Bank Sweep Program that have not yet settled with intermediary banks. The amounts are typically settled between the Company and the intermediary banks on the next day.

Payable to brokerage clients

Payable to brokerage clients represents cash received from customers that has yet to be swept to a member bank as a part of the Self Clearing Bank Sweep Program. The amounts are typically settled between the Company and the member banks on the next day.

Fair value measurements

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We use a three-level fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available and to minimize the use of unobservable inputs when determining fair value. The three levels are defined as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date

Level 2 – Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or observable inputs other than quoted prices.

Level 3 – Unobservable inputs for assets or liabilities for which there is little or no market data, which requires us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability.

A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's financial instruments measured at fair value on a recurring basis include securities owned, which rely on Level 1 inputs. The Company uses the market approach to determine the fair value and uses quoted prices in active markets for an identical asset to measure the fair value.

Income taxes

The Company is a single member limited liability company, which is treated as an entity disregarded as separate from its owner for federal and state income tax purposes, and therefore does not pay income taxes in any jurisdiction.

Recently adopted accounting pronouncements

We did not adopt any accounting standards during the year ended December 31, 2021.

Going concern

The accompanying financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has subordinated debt of $65,000,000 maturing within 1 year of the date the financial statements are issued. The Company's ability to continue its operations and to meet its capital requirements is dependent on financial support from the Parent. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern.

In response to these conditions, the Parent has represented their intent and ability to provide the Company with the necessary funding to enable the Company to meet its obligations as they become due and to continue as a going concern for at least one year following the date the financial statements are issued. As a result, the Company has concluded that management's plans are probable of being achieved to alleviate substantial doubt about the Company's ability to continue as a going concern.

2.   Fair value measurements

Certain carrying amounts of the Company's financial instruments, including cash, cash - segregated under federal regulations, accounts receivable, due from member and intermediary banks, prepaid expenses and other assets, accounts payable and other accrued liabilities, approximate fair value due to their short-term nature.

The following table presents information about the Company's assets and liabilities that are measured at fair value as of December 31, 2021:

| | | Fair Value | | | |
	Carry Value	Level 1	Level 2	Level 3	Total
Securities owned:					
Common stock, including exchange traded funds	$ 1,957,607	$ 1,957,607	$ —	$ —	$ 1,957,607

The Company did not have any transfers between Level 1 and Level 2 during the period ended December 31, 2021.

3.   Related-party transactions

As of December 31, 2021, the amounts due from affiliates were $1,571,941. This balance represents intercompany receivables for promotion and reward point redemptions in broker-dealer products, which were earned through SoFi affiliate products.

As of December 31, 2021, the amounts due to affiliates were as follows:

Due to SoFi Wealth	$	480,000
Due to Parent		743,088
Total due to affiliates	$	1,223,088

The Company has an Investment Advisor Services Agreement ("IASA") with an affiliate, SoFi Wealth. SoFi Wealth is an SEC registered Investment Advisor providing financial advisory services primarily to retail investors. SoFi Wealth refers advisory clients to the Company to open brokerage accounts on a fully disclosed basis and carried by the Clearing Broker. Under the IASA, SoFi Wealth retains the right to request repayment from the Company of all customer account fees and clearing expenses relating to the advisory accounts covered by the IASA. During the year ended December 31, 2021, SoFi Wealth paid approximately $6,304,779 in fees relating to the advisory accounts on behalf of the Company which has been fully allocated to the Company. As of December 31, 2021, $480,000 remains outstanding and is presented within Due to affiliates on the Statement of Financial Condition.

The Company and its Parent, pursuant to a Management Services Agreement ("MSA"), agreed that the Parent will assume responsibility for certain indirect operating expenses incurred by the Company in accordance with FINRA Notice to Members 03-63 (the "Notice"). Consistent with the provisions set forth in the Notice, the Company maintains a schedule of indirect operating expenses paid for by the Parent on behalf of the Company. As of December 31, 2021, the Company has an amount due to Parent under the MSA of $78,762, which is presented within Due to affiliates on the Statement of Financial Condition.

As of December 31, 2021, the Company has a balance of $471,107 due to Parent related to intercompany payables for promotion and reward point programs which is presented within Due to affiliates on the Statement of Financial Condition.

On May 17, 2021, the Company entered into a Subordinated Loan Agreement (the "Agreement") with the Parent for a $65,000,000 note payable with interest due monthly at a rate of 3.5% for an initial term of one year. The Agreement is deemed to constitute a satisfactory subordination agreement under Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended (the "Act" or "SEA"). As of December 31, 2021, the Company had an amount Due to Parent of $65,000,000 related to the Subordinated Loan Agreement, which is presented within Subordinated borrowings on Statement of Financial Condition. The Company had previously paid $1,234,110 in interest relating to the subordinated loan to the Parent and has an outstanding accrual balance of $193,219 as of December 31, 2021. The accrued interest associated with the subordinated payable is presented within Due to affiliates on the Statement of Financial Condition.

On May 14, 2020, the Parent of the Company acquired Galileo Financial Technologies, Inc. and its subsidiaries ("Galileo") by acquiring 100% of the outstanding Galileo stock as of that date. Galileo primarily provides technology platform services to financial and non-financial institutions and in 2020 began providing platform services for the Company.

Executives and directors may apply for the Company's products. The Company believes all such transactions by related persons were made in the ordinary course of business.

4.   Off balance sheet transactions

In the normal course of business, the Company maintains a Bank Sweep program that sweeps customer funds between a firm-owned and firm-operated account and a series of member banks through the assistance of an originating partner bank and an intermediary bank. Once the funds have reached the member bank accounts, the amounts are removed from the Company's Statement of Financial Condition. As of December 31, 2021, the total amount held at member banks was $792,050,067. Additionally, there were $6,553,184 of customer funds in transit which are recorded as Payable to brokerage clients on the Statement of Financial Condition.

5.   Regulatory requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Exchange Act Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company elected to use the alternative method, permitted by Exchange Act Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. As of December 31, 2021, the Company had net capital of $76,971,045, which was in excess of its required net capital.

The Company is also subject to the SEC Customer Protection Rule (SEC Rule 15c3-3), which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. Amounts included in Cash - segregated under federal regulations represent actual balances on deposit. Cash required to be segregated and on deposit for regulatory purposes at December 31, 2021 totaled $6,553,184 and the balance in the reserve account was $7,656,005. On January 3, 2022, the Company deposited $462,367 into its segregated reserve bank account to satisfy the reserve requirement.

6.   Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7.   Commitments and contingencies

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into

in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has therefore not recorded any contingent liabilities related to these indemnifications as of December 31, 2021.

8.   Subsequent events

The Company evaluated events through March 1, 2022, the date that these financial statements were available to be issued and determined that there were no subsequent events requiring adjustment or disclosure in these financial statements.